Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (1)
(Dollars in millions)
(Unaudited)

	2015	2014	2013	2012	2011
FOR THE YEAR,
Earnings:
Pretax income (loss) from continuing operations	$(4.3)	$23.7	$(17.1)	$(28.2)	$(8.7)
Add:
Fixed charges	27.5	24.4	15.0	15.9	15.3
Earnings adjusted for fixed charges	23.2	48.1	(2.1)	(12.3)	6.6

Fixed Charges:
Interest expensed and capitalized	$19.5	$18.3	$8.6	$7.1	$7.4
Amortization of discount and capitalized expenses related to indebtedness	2.2	2.1	2.7	4.2	3.7
Estimate of interest within rental expense (2)	5.8	4.0	3.7	4.6	4.2
Total Fixed Charges	$27.5	$24.4	$15.0	$15.9	$15.3
Ratio of Earnings to Fixed Charges (3)	0.8	2.0	—	—	—

(1) Our statement of computation of ratio of earnings to fixed charges should be read in conjunction with our consolidated financial statements and our notes to consolidated financial statements for matters that affect the comparability of the information presented above. In addition, our results for all periods presented have been recast to reflect our Pennsylvania precast operation as discontinued operations, as a result of its reclassification to held for sale during 2014.

(2) One-third of rent expense is deemed to be representative of interest.

(3) Our earnings were insufficient to cover fixed charges by $8.7 million, $28.2 million, and $17.1 million for the years ended December 31, 2011, 2012 and 2013, respectively.